

July 24, 2012

Via E-Mail
Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

John W. McReynolds
Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

> **Re:** **Energy Transfer Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed June 25, 2012**
> **File No. 333-182306**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-11727**
>
> **Energy Transfer Equity, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-32740**

Dear Messrs. Warren and McReynolds:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With regard to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With regard to your Forms 10-K, please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Kelcy L. Warren
Energy Transfer Partners, L.P.
John W. McReynolds
Energy Transfer Equity, L.P.
July 24, 2012
Page 2

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please file with the next amendment to your registration statement the exhibits required by Item 601 of Regulation S-K, including a legality opinion.

2. Please note that all comments relating to the Forms 10-K for the year ended December 31, 2011 must be resolved before you request acceleration of the effective date of this registration statement.

Where You Can Find More Information, page 155

3. We note your incorporation by reference of additional documents filed "between the date of this document and the effective time of the merger." Please revise this language consistent with the requirements of Item 11(b) of Form S-4. Additionally, please revise your incorporation by reference section to include filings filed subsequent to your registration statement. In this regard, please note Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 on our website. Finally, please revise the reference to the Form 8-K filed on "June 22, 2012" to reflect its actual filing date of June 25, 2012.

Item 22. Undertakings, page II-1

4. Please revise to include all of the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F of Release No. 33-6578. Please also revise to include the undertaking required by Item 512(b) of Regulation S-K, which appears to apply to your transaction.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 11. Executive Compensation, page 88

5. Please revise future filings to discuss the reasons for any significant changes in compensation amounts in the most recent fiscal year. For example, while you have indicated the reasons that Messrs. McCrea and Mason received the 2011 grants of equity awards, it is unclear why there is a significant difference between the number of equity awards granted in 2011 versus 2010. Please supplementally show us your proposed

Kelcy L. Warren
Energy Transfer Partners, L.P.
John W. McReynolds
Energy Transfer Equity, L.P.
July 24, 2012
Page 3

revised disclosure. Please note that this comment applies to the Form 10-K for Energy Transfer Equity, L.P., as well.

With regard to your registration statement, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. With regard to your Forms 10-K, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

With regard to your registration statement, notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With regard to your Forms 10-K, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kelcy L. Warren
Energy Transfer Partners, L.P.
John W. McReynolds
Energy Transfer Equity, L.P.
July 24, 2012
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Sean T. Wheeler
Latham & Watkins LLP